AMENDMENT No. 2 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

This Amendment No. 2 is made to the Investment Sub-Advisory Agreement between Castle Investment Management, LLC (the “Advisor”) and St. James Investment Company, LLC (the “Sub-Advisor”) on behalf of the Castle Focus Fund and shall become effective as of June 30, 2022. It is mutually understood and agreed by and between the undersigned parties to amend Schedule A of the Investment Sub-Advisory Agreement to read as follows:

SCHEDULE A

The Advisor shall pay the Sub-Advisor, as full compensation for services provided and expenses assumed hereunder, a sub-advisory fee for the Fund, computed daily and payable monthly at the annual rates listed below as a percentage of the average daily net assets of the Fund:

Assets	Sub-Advisory Fee
Where net assets of the Fund are between $0 million to $500 million	0.30% on all Fund assets
Where net assets of the Fund are between $500 million up to $1 billion	Blended rate of: (i) 0.30% on assets below $500 million; and (ii) 0.35% on assets from $500 million up to $1 billion.
Where net assets of the Fund are in excess of $1 billion.	Blended rate of: (i) 0.30% on assets below $500 million; (ii) 0.35% on assets from $500 million to $1 billion; and (iii) 0.40% on assets above $1 billion.

Castle Investment Management, LLC                   St. James Investment Company, LLC

By: /s/ Andrew J. Welle                                                  By: /s/ Larry Redell

Print Name: Andrew J. Welle                                        Print Name: Larry Redell

Title: Managing Member                                                 Title: Member

Date: 7/6/22                                                                        Date: 7/6/22